

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Marvin Tien
Chief Executive Officer
Corner Growth Acquisition Corp. 2
251 Lytton Avenue, Suite 200
Palo Alto, CA 94301

> **Re: Corner Growth Acquisition Corp. 2**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 15, 2024**
> **File No. 001-40510**

Dear Marvin Tien:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nanette C. Heide